

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 12, 2009

Mr. Robert L. Parker Jr.
Chief Executive Officer
Parker Drilling Company
1401 Enclave Parkway, Suite 600
Houston, TX 77077

> **Re: Parker Drilling Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 21, 2008**
> **File No. 001-07573**
> **Response Letter Dated December 5, 2008**

Dear Mr. Parker:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements, page 47

Note 4 – Long-Term Debt, page 61

1. We have read your response to prior comment 1, concerning your accounting for and disclosure about the call options and warrants negotiated in conjunction with your debt refinancing in July 2007. We understand that you included an equity conversion feature on the Convertible Senior Notes in order to secure a lower interest rate, and that you purchased the call options with the same $13.85 per share conversion/strike price to avoid the prospect of issuing new shares or engaging in a treasury stock transaction in the event conversion is elected, while offsetting the cost of the call options by selling warrants with an exercise price of

$18.29. You explain that you recorded the new note at face value, and both the cost of the call options and price received for the warrants in equity.

There are several inconsistencies in your response. On page 4 of your response, you explain that you considered whether you would need to combine the convertible note and convertible note hedge as a single agreement under DIG Issue K-1, and conclude that these contracts should remain separate accounting units. However, on pages 5 and 6 of your response, you indicate that you regard the call option as an embedded derivative and considered whether this as well as the conversion feature in the notes would need to be bifurcated from the host contract and accounted for separately, but then conclude that bifurcation is not required, suggesting that you have a single accounting unit. Finally, your statement that "…the conversion price of the convertible notes was effectively increased to $18.29 per share due to the purchase of the call options with similar terms to the convertible notes" stands in opposition to your disclosure stating "The convertible hedge and issuer warrant transactions are…not part of the terms of the Convertible Senior Notes and will not affect the holders' rights under the Convertible Senior Notes."

We believe that you should reformulate your response and related disclosures to resolve these inconsistencies. We understand that the conversion price of the Convertible Senior Notes remains at $13.85 per share, and that the call options and warrants serve only to guard against dilution at share prices less than $18.29 per share, assuming that you would otherwise satisfy your obligations upon conversion of the notes by issuing new shares of your common stock. This should be clear from your disclosure. Given that you would have secured a lower interest rate on notes having a conversion price of $13.85 per share than if the conversion price were $18.29 per share, please also explain how you determined that the cost of the call options did not represent an incremental financing cost that would need to be accounted for in accordance with paragraph 11 of APB 21.

Definitive Proxy Statement on Schedule 14A filed March 21, 2008

2.   We note your responses to prior comments 2 and 3, and we reissue both comments. For example, your proposed disclosure indicates only that Mr. Mannon "held various positions" through November 2004, rather than specifying which position and with which entity for all periods in the five year sketch. Similarly, you provided no proposed revisions for the sketches for Ms. Cullom and Messrs. Graham, Potter and Drennon, all of which are unclear regarding whether the positions currently held are the same positions held throughout each person's tenure with Parker Drilling.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director